

July 12, 2022

Kyle Sauers
Chief Financial Officer
Rush Street Interactive, Inc.
900 N. Michigan Avenue, Suite 950
Chicago, IL 60611

> **Re: Rush Street Interactive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K filed May 4, 2022**
> **Response dated June 24, 2022**
> **File No. 001-39232**

Dear Mr. Sauers:

We have reviewed your June 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2022 letter.

Form 8-K filed May 4, 2022

Exhibit 99.1
Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net Loss Per Share, page 8

1. We have reviewed your response to comment 1. Adjusting a GAAP measure, due to your complex equity capital structure, does not appear to be persuasive in supporting the basis for your presentation. Pursuant to the no anti-dilution principle outlined in ASC 260-10-45-17 to 45-20, the conversion of the weighted average RSLIP units to Class A common shares should be omitted from the full earnings per share calculations to the extent they are anti-dilutive. Refer to Question 100.04 of the Division's Compliance & Disclosure Interpretations, Non- GAAP Financial Measures.

You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services